January 14, 2025

Thomas Jones

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Go Green Global Technologies Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 27, 2024
File No. 333-276881

Dear Mr. Jones:

Go Green Global Technologies Corp. (the “Company”) respectfully submits this correspondence to the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated September 13, 2024 relating to the Company’s filing on August 27, 2024 of its amended registration statement (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Registration Statement (such amendment, “Amendment No. 3”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 3.

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Amendment No. 2 to Registration Statement on Form S-1 filed August 27, 2024

Cover Page

1.	We note your revisions in response to comment 1. Please reconcile the disclosure on the cover page that management holds 6.34% of the voting power with the disclosure in a bullet point on page 10 and on page 22 that your Chief Executive Officer holds 62% of the voting power.

In response to the Commission’s comment, the Company has revised disclosures throughout Amendment No. 3 to reconcile information regarding management’s voting power in the Company with the Chief Executive Officer’s voting power.

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2.	We note your revisions in response to comment 4. Please reconcile the disclosure in the first sentence on the cover page that the selling shareholders "may sell from time to time in one or more transactions in amounts, at prices and on terms that will be determined at the time of the offering" with the disclosure in the second full paragraph on the cover page and in the first paragraph on page 46.

In response to the Commission’s comment, the Company has reconciled the referenced disclosures.

Recent Developments, page 7

3.	Please disclose the material terms of the distribution agreement filed as exhibit 10.7. For example, quantify the "minimum amount" mentioned in the second paragraph of this section and disclose the termination provisions of the agreement.

In response to the Commission’s comment, the Company has revised the “Recent Developments” section to disclose the material terms of the distribution agreement filed as Exhibit 7.

Business Plan, page 37

4.	We note your response to prior comment 3 and we reissue our comment.

In response to the Commission’s comment, the Company has removed disclosures about internal calculations regarding annual gross revenues in the “Prospectus Summary” and “Business” sections.

Security Ownership of Certain Beneficial Owners and Management, page 47

5.	We note your response to prior comment 7. Please disclose separately the beneficial ownership of the common stock and preferred stock and the total voting power of the holders. In this regard, we note that Mr. Bishop has 62% of the registrant's total voting power.

In response to the Commission’s comment, the Company has revised the “Security Ownership of Certain Beneficial Owners and Management” section to disclose the beneficial ownership of the common stock and preferred stock separately, as well as to disclose the total voting power of the stockholders.

Certain Relationships and Related Party Transactions, page 50

6.	We note your response to prior comment 10. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. In this regard, we note the disclosure in this section refers to transactions through 2023. However, this section does not mention the related party transactions in 2024 mentioned on pages II-2 and II-3.

In response to the Commission’s comment, the Company has updated disclosures in the “Certain Relationships and Related Party Transactions” section to include related party transactions through the date of the prospectus.

Recent Sales of Unregistered Securities, page II-2

7.	Please ensure that you have updated the information in this section. In this regard, it does not appear that the information on page II-2 about the issuance of securities since June 30, 2024 is consistent with the disclosure on page F-2 about the amount of shares of common stock outstanding as of June 30, 2024 compared to the disclosure on page 47 about the amount of shares of common stock outstanding as of August 15, 2024.

In response to the Commission’s comment, the Company has revised the disclosure in the “Recent Sales of Unregistered Securities” section to be consistent with information in the financial statements with respect to the issuance of stock and the outstanding amount of capital stock of the Company.

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Exhibits

8.	Please revise the exhibit index to clarify whether you have redacted information from Exhibit 10.7 pursuant to Item 601(b)(10)(iv) of Regulation S-K.

In response to the Commission’s comment, the Company has revised the exhibit index to clarify that it has redacted information in Exhibit 10.7 pursuant to Item 601(b)(10)(iv) of Regulation S-K.

9.	We note your new disclosure on pages 51-53 in response to prior comment 9. Please file as exhibits the Cancellation and Consolidation Agreement with David Zevetchin mentioned in the first paragraph on page 53 and the Cancellation and Consolidation Agreement with Joseph Zizzadoro mentioned in the penultimate paragraph on page 53. Also, revise the disclosure in these two paragraphs to disclose when the notes are due.

In response to the Commission’s comment, the Company has filed as exhibits to Amendment No. 3 the Cancellation and Consolidation Agreement with David Zevetchin and the Cancellation and Consolidation Agreement with Joseph Zizzadoro. The Company has also included disclosures in the “Related Party Transactions” section to include the due date of the corresponding promissory notes for Mr. Zevetchin and Mr. Zizzadoro. On May 9, 2024, the Company entered into the First Amendment to the Cancellation and Consolidation Agreement with David Zevetchin, which the Company has revised the “Related Party Transactions” section to include and is filed as Exhibit 10.10 to Amendment No. 3.

General

10.	Please update the disclosure on page 2 and throughout your document about business lines that you expect to launch between the second and third fiscal quarters of 2024. Also, update the disclosure on page 37 that you intend to submit an application in the second or third fiscal quarter of 2024.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised referenced disclosures, which indicate that (i) the Company launched sales of CALCLEAR products as a distributor, pursuant to the Distribution Agreement, in the third fiscal quarter of 2024 and (ii) the Company plans to launch its Sonical™ water treatment and fuel treatment products between the first fiscal quarter of 2025 and second fiscal quarter of 2025, depending on the progress of the Company’s ongoing research and development for such products and their successful manufacturing and commercialization. The Company respectfully notes that the disclosure on page 37 indicates that it plans to submit the Sonical™ water device to the National Sanitation Foundation between the first fiscal quarter of 2025 and second fiscal quarter of 2025.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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